Exhibit 99.3

FIRST SUPPLEMENTAL TRUST INDENTURE

This First Supplemental Trust Indenture is entered into as of the 18th day of April, 2006 between:

VAULT ENERGY TRUST, a trust governed under the laws of the Province of Alberta (hereinafter called the "Trust")

- and -

VAULT ENERGY INC., a corporation incorporated under the laws of the Province of Alberta (hereinafter called "VEI")

- and -

CANADIAN WESTERN TRUST COMPANY, a trust company existing under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS the Trust, Vault Acquisition Inc. (a predecessor, through amalgamation, to VEI) and the Debenture Trustee entered into an indenture dated April 27, 2005 to provide for the creation and issuance of debentures (the indenture being referred to herein as the "Indenture");

AND WHEREAS Article 15 of the Indenture provides that the Trust and the Debenture Trustee may enter into indentures supplemental to the Indenture;

AND WHEREAS the Trust and the Debenture Trustee has determined that it is appropriate to make changes or corrections to the Indenture for the purposes of curing or correcting certain ambiguities or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained therein and to enter into this first supplemental indenture (the "Supplemental Indenture") with the Debenture Trustee to provide for the same;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Trust, and to make the changes or corrections referred to herein;

AND WHEREAS the Debenture Trustee is of the opinion in accordance with Section 15.1 of the Indenture that the rights of the Debentureholders (as that term is defined in the Indenture) are in no way prejudiced by the changes or corrections to the Indenture provided for herein;

AND WHEREAS the foregoing recitals, except for the immediately preceding recital, are made as representations and statements of fact by the Trust and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1                       Definitions

All capitalized terms not defined herein shall have the meanings given to them in the Indenture.

1.2                       Indenture Supplemented by Supplemental Indenture

This Supplemental Indenture is supplemental to the Indenture, and the Indenture and this Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters except as the Indenture is amended, superceded, modified or supplemented by this Supplemental Indenture.

1.3                       Amendments to Indenture

Section 7.14 of the Indenture shall be amended and replaced with the following:

"The Trust shall not issue Additional Debentures or other debt instruments of equal ranking after the issuance of the Initial Debentures if the aggregate principal amount of all issued and outstanding Debentures and other debt instruments of equal ranking exceeds 25% of the total market capitalization of the Trust immediately after the issuance of such Additional Debentures or other debt instruments of equal ranking. For the purposes of this Section, the total market capitalization of the Trust is defined as the total principal amount of all issued and outstanding Debentures and of other debt instruments issued by the Trust of equal ranking plus the amount obtained by multiplying the number of issued and outstanding Units by the Current Market Price of the Units as determined on the relevant day.".

ARTICLE 2
ADDITIONAL MATTERS

2.1                       Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

2.2                       Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

2.3                       Governing Law

This Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

2.4                       Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Supplemental Indenture and carry out its provisions.

2.5                       Counterparts

This Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

VAULT ENERGY TRUST by its administrator Vault Energy Inc.

By:	"Robert Jepson"
Robert Jepson President and Chief Executive Officer

VAULT ENERGY INC.

By:	"Robert Jepson"
Robert Jepson President and Chief Executive Officer

CANADIAN WESTERN TRUST COMPANY

By:	"Thaidra Walsh"
Name: Thaidra Walsh Title: Director, Business Development

By:	"J.B. (Bernie) Ward"
Name: J.B. (Bernie) Ward Title: Director Corporate & Group Services